Exhibit (12)

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)	2017	2016	2015	2014	2013
Net income from continuing operations before income taxes	$118,474	$6,613	$26,146	$109,597	$84,466
Add:
Interest expense	25,827	27,480	31,567	21,834	21,885
Capitalized interest	89	36	206	86	—
Interest portion of rental expense	1,506	1,410	1,517	1,332	1,191
Discount and debt expense amortization	1,222	1,461	1,194	1,361	1,498
Earnings available for fixed charges	$147,118	$37,000	$60,630	$134,210	$109,040
Fixed charges:
Interest expense	$25,827	$27,480	$31,567	$21,834	$21,885
Capitalized interest	89	36	206	86	—
Interest portion of rental expense	1,506	1,410	1,517	1,332	1,191
Discount and debt expense amortization	1,222	1,461	1,194	1,361	1,498
Total fixed charges	$28,644	$30,387	$34,484	$24,613	$24,574
Ratio of earnings to fixed charges	5.1	1.2	1.8	5.5	4.4